                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                              PRIME SERVICE, INC..
    ------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
    ------------------------------------------------------------------------
                             (Title of Class of Securities)

                                   74157E1
    ------------------------------------------------------------------------
                               (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      (Continued on following page(s))

                              Page 1 of 8 Pages
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CUSIP No.  74157E1                  13G              Page   2    of   8  Pages
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
----------------------------------------------------------------------------------------------------------------------------------
   1             NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 INVESTCORP S.A.


----------------------------------------------------------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 NOT APPLICABLE                                                                                   (a)   [ ]

                                                                                                                  (b)   [ ]

----------------------------------------------------------------------------------------------------------------------------------
    3           SEC USE ONLY


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    4           CITIZENSHIP OR PLACE OF ORGANIZATION

                LUXEMBOURG

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                            5       SOLE VOTING POWER
                                    0
        NUMBER OF
                            ------------------------------------------------------------------------------------------------------
          SHARES            6      SHARED VOTING POWER
       BENEFICIALLY                7,463,132- SEE ITEM 4(c)(ii)

         OWNED BY           ------------------------------------------------------------------------------------------------------
                            7      SOLE DISPOSITIVE POWER
           EACH                    0

        REPORTING           ------------------------------------------------------------------------------------------------------
                            8      SHARED DISPOSITIVE POWER
          PERSON
           WITH                    7,463,132 - SEE ITEM 4(c)(iv)

----------------------------------------------------------------------------------------------------------------------------------
    9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,463,132

----------------------------------------------------------------------------------------------------------------------------------
   10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             NOT APPLICABLE

----------------------------------------------------------------------------------------------------------------------------------
   11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             26.66%

----------------------------------------------------------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             CO
----------------------------------------------------------------------------------------------------------------------------------

CUSIP No.   74157E1                 13G                Page   3    of  8  Pages
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
----------------------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            SIPCO LIMITED


----------------------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            NOT APPLICABLE                                                                                   (a) [ ]

                                                                                                             (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS


----------------------------------------------------------------------------------------------------------------------------------
                            5       SOLE VOTING POWER
                                    0
        NUMBER OF
                            ------------------------------------------------------------------------------------------------------
          SHARES            6      SHARED VOTING POWER
                                   7,463,132- SEE ITEM 4(c)(ii)
       BENEFICIALLY
                            ------------------------------------------------------------------------------------------------------
         OWNED BY           7      SOLE DISPOSITIVE POWER
                                    0
           EACH
                            ------------------------------------------------------------------------------------------------------
        REPORTING           8      SHARED DISPOSITIVE POWER

          PERSON                   7,463,132 - SEE ITEM 4(c)(iv)

           WITH
----------------------------------------------------------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,463,132

----------------------------------------------------------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            NOT APPLICABLE

----------------------------------------------------------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            26.66%

----------------------------------------------------------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            CO

----------------------------------------------------------------------------------------------------------------------------------

CUSIP No.   74157E1               13G               Page   4   of   8   Pages
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         The information contained herein is filed with respect to the Common
Stock, par value $0.01 per share (the "Common Stock"), of Prime Service, Inc.("Prime") by Investcorp S.A. ("Investcorp") and SIPCO Limited ("SIPCO").


Item 1      (a)  NAME OF ISSUER:

                 Prime Service, Inc.

            (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 16225 Park Ten Place

                 Suite 200

                 Houston, Texas 77084

Item 2      (a)  NAME OF PERSON FILING:

                 (i) Investcorp S.A.

                 (ii) SIPCO Limited

            (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICES:

                 (i)      Investcorp SA
                          37 rue Notre-Dame
                          Luxembourg

                 (ii)     SIPCO Limited
                          P.O. Box 1111
                          West Wind Building
                          George Town, Grand Cayman
                          Cayman Islands, British West Indies

            (c)  CITIZENSHIP:

                 See Cover Page Item 4.

            (d)  TITLE OF CLASS OF SECURITIES:

                 Common Stock, par value $0.01 per share.

            (e)  CUSIP NUMBER:

                 74157E1

CUSIP No.  74157E1                13G                Page   5    of   8  Pages
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Item 3           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                 Inapplicable

Item 4.          OWNERSHIP

          (a)    AMOUNT BENEFICIALLY OWNED:

                 (i) See Cover Page Item 9. Investcorp does not directly own any shares of the Common Stock. As of December 31, 1996, beneficial ownership includes 1,089,658 shares owned by two indirect wholly-owned subsidiaries of Investcorp. The remaining 6,373,474 shares shown as beneficially owned by Investcorp include the shares owned by various Cayman Islands corporations. Investcorp may be deemed to share beneficial ownership of the shares of the Common Stock held by such entities because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect.

                 (ii) SIPCO does not directly own any shares of the Common Stock. The shares listed as beneficially owned by SIPCO consist of the shares Investcorp is deemed to beneficially own. SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

          (b)    PERCENT OF CLASS:

                 (i) See Cover Page Item 11. The shares of the Common Stock reported in paragraph (a) of this Item 4 as to which Investcorp may be deemed to share beneficial ownership constitute 26.66% of the shares of the Common Stock, based on a total of 27,991,544 shares reported by the Company to be outstanding as of October 31, 1996.

                 (ii) The shares of the Common Stock reported in paragraph (a) of this Item 4 as to which SIPCO may be deemed to share beneficial ownership constitute 26.66% of the shares of the Common Stock, based on a total of 27,991,544 shares reported by the Company to be outstanding as of October 31, 1996.

          (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

CUSIP No.    74157E1               13G             Page   6    of    8   Pages
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              (i)         SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                          See Cover Page Item 5.

              (ii)        SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                          (i) See Cover Page Item 6. Investcorp shares the voting power over 1,089,658 shares of the Common Stock held by two indirect wholly-owned subsidiaries of Investcorp. In addition, Investcorp shares the power to direct the voting of an additional 6,373,474 shares of the Common Stock owned by various Cayman Islands corporations, because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect.

                          (ii) SIPCO does not directly own any Common Stock. The shares listed as beneficially owned by SIPCO consist of the shares Investcorp is deemed to beneficially own. SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

              (iii)       SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                          OF:

                          See Cover Page Item 7.

              (iv)        SHARED POWER TO DISPOSE OR TO DIRECT THE
                          DISPOSITION OF:

                          (i) See Cover Page Item 8. Investcorp shares the power to direct the disposition of 1,089,658 shares of the Common Stock held by two indirect wholly-owned subsidiaries of Investcorp. In addition, Investcorp shares the power to direct the disposition of an additional 6,373,474 shares of the Common Stock owned by various Cayman Islands corporations, because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity has granted such affiliate the authority to

CUSIP No.    74157E1               13G             Page   7    of    8   Pages
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                          direct the voting and disposition of the Common Stock
                          owned by such entity for so long as such agreement is in effect.

                          (ii) SIPCO does not directly own any shares of the Common Stock. The shares listed as beneficially owned by SIPCO consist of the shares Investcorp is deemed to beneficially own. SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

Item 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 Inapplicable.

Item 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON:

                 Investcorp's indirect wholly owned subsidiaries hold 1,089,658 shares of the Common Stock. SIPCO may be deemed to share beneficial ownership of the shares beneficially owned by Investcorp. The beneficial owners with whom Investcorp has entered into revocable management services or other similar agreements have the right to receive the net proceeds from the sale of those shares of the Common Stock, but to the knowledge of Investcorp no such individual's interest relates to more than five percent of the Stock.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                 COMPANY:

                 Inapplicable.

Item 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                 Inapplicable.

Item 9.          NOTICE OF DISSOLUTION OF GROUP:

                 Inapplicable.

Item 10.         CERTIFICATION AND SIGNATURE:

                 After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CUSIP No.    74157E1               13G             Page   8    of    8   Pages
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 INVESTCORP S.A.

 BY:       /S/ GARY S. LONG
     ---------------------------------------      FEBRUARY 14, 1997

         NAME:    GARY S. LONG
              ------------------------------

         TITLE: AUTHORIZED REPRESENTATIVE
               -----------------------------




 SIPCO LIMITED

 BY:       /S/ GARY S. LONG
     ---------------------------------------      FEBRUARY 14, 1997

         NAME:    GARY S. LONG
              ------------------------------

         TITLE: AUTHORIZED REPRESENTATIVE
               -----------------------------